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                     June 18, 2024

       L. Kian Granmayeh
       Chief Financial Officer
       Carriage Services, Inc.
       3040 Post Oak Boulevard , Suite 300
       Houston, Texas, 77056

                                                        Re: Carriage Services,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-11961

       Dear L. Kian Granmayeh:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services